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                             March 5, 2024

       KC McClure
       Chief Financial Officer
       Accenture plc
       1 Grand Canal Square
       Grand Canal Harbour
       Dublin 2, Ireland

                                                        Re: Accenture plc
                                                            Form 10-K for
Fiscal Year Ended August 31, 2023
                                                            File No. 001-34448

       Dear KC McClure:

                                                        We have reviewed your
filing and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended August 31, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations for Fiscal 2023 Compared to Fiscal 2022, page 36

   1.                                                   We note that you
present effective tax rate and diluted earnings per share
                                                        excluding business
optimization costs and investment gain in your results of operations discussion. It does not
appear that you have clearly labeled each as a non-GAAP measure.
                                                        Where applicable,
please revise your presentation to fully comply with Item 10(e)(1)(i) of
                                                        Regulation S-K. Also
refer to Question 102.10(b) of our Compliance and Disclosure
                                                        Interpretations on
Non-GAAP Financial Measures with regards to your reconciliation of diluted earnings per
share.
       Earnings per Share, page 42

   2. Please present the income tax effects of the non-GAAP adjustments as a separate line item in your reconciliation
of adjusted earnings per share and provide a footnote to explain how the income tax effects
were calculated. Refer to Question 102.11 of our Compliance and
                                                        Disclosure
Interpretations on Non-GAAP Financial Measures.
 KC McClure
Accenture plc
March 5, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Keira Nakada at 202-551-3659 or Nasreen Mohammed at 202-551-3773,
if you have any questions.



FirstName LastNameKC McClure                              Sincerely,
Comapany NameAccenture plc
                                                          Division of
Corporation Finance
March 5, 2024 Page 2                                      Office of Trade &
Services
FirstName LastName